                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the fiscal year ended December 31, 1997


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the transition period from                       to
                                    ----------------------   -------------------


     Commission File Numbers:  33-44284 and 33-59359



     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                   HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 2 to 11 hereof are the Honeywell Investment Plus Plan Financial Statements for the Years Ended December 31, 1997 and 1996 and Supplemental Schedules for the Year Ended December 31, 1997 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

SAVINGS AND STOCK OWNERSHIP PLAN OF
HONEYWELL INC.

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1997 AND 1996
AND INDEPENDENT AUDITORS' REPORT

SAVINGS AND STOCK OWNERSHIP PLAN OF
HONEYWELL INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
     December 31, 1997 and 1996                                             2,3
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1997 and 1996                                  4,5
  Notes to Financial Statements                                               6

INDEPENDENT AUDITORS' REPORT


Honeywell Savings and Stock Ownership Plan

We have audited the statements of net assets available for benefits of the Honeywell Savings and Stock Ownership Plan, formerly known as the Investment Plus Plan of Honeywell Inc. (the Plan) as of December 31, 1997 and 1996 and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




June 8, 1998
Minneapolis, Minnesota

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 (AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                               ---------------------------------------------------------

                                                GOVERNMENT   SHORT-TERM
                                    COMBINED      INCOME        BOND      BONDS     STOCKS        S&P
                                      TOTAL        FUND         FUND    PLUS FUND  PLUS FUND   500 FUND
ASSETS:
   Investment in Master Trusts    $2,278,085    $  350,818   $  17,049  $ 53,566   $  334,967  $ 549,751
   Investment at First Trust           6,536
   Contributions receivable           12,348           175          14        33          174        293
   Other receivables                   5,153         3,182                   134        1,073          5
                                  ----------    ----------   ---------  --------   ----------  ---------
         Total assets              2,302,122       354,175      17,063    53,733      336,214    550,049

LIABILITIES:
   Administration fees
     payable                             227            32           6        13           64        112
   Other payables                      5,281         3,174           3       142        1,072         78
                                  ----------    ----------   ---------  --------   ----------  ---------
         Total liabilities             5,508         3,206           9       155        1,136        190
                                  ----------    ----------   ---------  --------   ----------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                        $2,296,614    $  350,969   $  17,054  $ 53,578  $   335,078  $ 549,859
                                  ----------    ----------   ---------  --------   ----------  ---------
                                  ----------    ----------   ---------  --------   ----------  ---------

--------------------------------------------------------------------------------------------------------
                                                             SUPPLEMENTAL INFORMATION BY FUND
                                            ------------------------------------------------------------
                                            HONEYWELL   UNITED                        COLUMBIA  VANGUARD
                                              STOCK     INCOME      JANUS   TEMPLETON  SPECIAL    WORLD
                                              FUND       FUND       FUND      FUND      FUND      FUND
ASSETS:
   Investment in Master Trusts              $ 485,669  $   34,497  $ 66,336  $21,565   $41,505   $65,751
   Investment at First Trust
   Contributions receivable                    11,236          35        68       22        40        70
   Other receivables                               10                   495        4       151        99
                                            ---------  ----------  --------  -------   -------   -------
         Total assets                         496,915      34,532    66,899   21,591    41,696    65,920

LIABILITIES:
   Administration fees
     payable
   Other payables                                 145                   500        7       160
                                            ---------              --------  -------   -------
         Total liabilities                        145                   500        7       160
                                            ---------  ----------  --------  -------   -------   -------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                                  $ 496,770  $   34,532  $ 66,399  $21,584   $41,536   $65,920
                                            ---------  ----------  --------  -------   -------   -------
                                            ---------  ----------  --------  -------   -------   -------

-----------------------------------------------------------------------------------------------------------
                                                             SUPPLEMENTAL INFORMATION BY FUND
                                  -------------------------------------------------------------------------
                                                  T. ROWE      T. ROWE    T. ROWE
                                                   PRICE        PRICE      PRICE
                                   DIVERSIFIED     INTER-       SMALL      EQUITY
                                     GROWTH      NATIONAL     CAP VALUE    INCOME    ISOLATED   PARTICIPANT
                                      FUND         FUND         FUND        FUND       FUNDS       LOANS
ASSETS:
   Investment in Master Trusts                  $ 56,444      $ 70,323    $ 93,698              $  36,146
   Investment at First Trust                                                        $ 6,536
   Contributions receivable         $     1           41            66          80
   Other receivables
                                   --------     --------      --------    --------  -------     ---------
         Total assets                     1       56,485        70,389      93,778    6,536        36,146

LIABILITIES:
   Administration fees
     payable
   Other payables

         Total liabilities
                                   --------     --------      --------    --------  -------     ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                         $      1     $ 56,485      $ 70,389    $ 93,778  $ 6,536     $  36,146
                                   --------     --------      --------    --------  -------     ---------
                                   --------     --------      --------    --------  -------     ---------

See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)

---------------------------------------------------------------------------------------------------------
                                                            SUPPLEMENTAL INFORMATION BY FUND
                                               ----------------------------------------------------------
                                                GOVERNMENT   SHORT-TERM
                                    COMBINED      INCOME        BOND      BONDS      STOCKS        S&P
                                      TOTAL        FUND         FUND    PLUS FUND   PLUS FUND   500 FUND
ASSETS:
   Investment in Master Trusts     $1,912,127   $  351,210   $  14,091  $ 37,137   $  296,511  $ 403,315
   Investment at First Trust          15,508
   Contributions receivable            8,533           132          10        22          151        202
   Other receivables                   3,411         3,211                    17           76         98
                                   ---------    ----------   ---------  --------   ----------  ---------
         Total assets              1,939,579       354,553      14,101    37,176      296,738    403,615

LIABILITIES:
   Administration fees
     payable                             232            65           6        12           63         86
   Other payables                      3,004         2,738                    26           89          5
                                   ---------    ----------   ---------  --------   ----------  ---------
         Total liabilities             3,236         2,803           6        38          152         91
                                   ---------    ----------   ---------  --------   ----------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                         $1,936,343   $  351,750   $  14,095  $ 37,138   $  296,586  $ 403,524
                                   ---------    ----------   ---------  --------   ----------  ---------
                                   ---------    ----------   ---------  --------   ----------  ---------

---------------------------------------------------------------------------------------------------------
                                                             SUPPLEMENTAL INFORMATION BY FUND
                                            -------------------------------------------------------------
                                            HONEYWELL   UNITED                        COLUMBIA  VANGUARD
                                              STOCK     INCOME      JANUS   TEMPLETON  SPECIAL    WORLD
                                              FUND       FUND       FUND      FUND      FUND      FUND
ASSETS:
   Investment in Master Trusts              $ 439,471  $   23,146  $ 56,012  $ 7,865   $48,885   $40,842
   Investment at First Trust
   Contributions receivable                     7,717          21        55        8        50        45
   Other receivables                                3                                                  6
                                            ---------  ----------  --------  -------   -------   -------
         Total assets                         447,191      23,167    56,067    7,873    48,935    40,893

LIABILITIES:
   Administration fees
     payable
   Other payables                                   2          12         7       18        28         1
                                            ---------  ----------  --------  -------   -------   -------
         Total liabilities                          2          12         7       18        28         1
                                            ---------  ----------  --------  -------   -------   -------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                                  $ 447,189  $   23,155  $ 56,060  $ 7,855   $48,907   $40,892
                                            ---------  ----------  --------  -------   -------   -------
                                            ---------  ----------  --------  -------   -------   -------

---------------------------------------------------------------------------------------------------------
                                                            SUPPLEMENTAL INFORMATION BY FUND
                                           --------------------------------------------------------------
                                             T. ROWE      T. ROWE      T. ROWE
                                              PRICE        PRICE        PRICE
                                             INTER-        SMALL       EQUITY
                                            NATIONAL     CAP VALUE     INCOME    ISOLATED  PARTICIPANT
                                              FUND         FUND         FUND       FUNDS      LOANS
ASSETS:
   Investment in Master Trusts              $61,503     $ 38,140      $ 58,530              $35,469
   Investment at First Trust                                                      $ 15,508
   Contributions receivable                      40           34            46
   Other receivables
                                            -------     --------      --------    --------  -------
         Total assets                        61,543       38,174        58,576      15,508   35,469

LIABILITIES:
   Administration fees
     payable
   Other payables                                52           12            14
                                            -------     --------      --------
         Total liabilities                       52           12            14
                                            -------     --------      --------    --------  ------

NET ASSETS AVAILABLE
   FOR BENEFITS AT END
   OF YEAR                                  $61,491     $ 38,162      $ 58,562    $ 15,508  $35,469
                                            -------     --------      --------    --------  ------
                                            -------     --------      --------    --------  ------

See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (AMOUNTS IN THOUSANDS)

---------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                               ----------------------------------------------------------
                                                GOVERNMENT   SHORT-TERM    BONDS      STOCKS
                                    COMBINED      INCOME        BOND       PLUS        PLUS      S&P 500
                                      TOTAL        FUND         FUND       FUND        FUND       FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ 315,024    $   19,343    $ 1,068    $  6,684   $   58,072  $ 136,558

CONTRIBUTIONS:
   Employer contributions             37,837            10          6           4            3         24
   Other                              (1,047)          (46)        40         (57)        (662)      (446)
   Employee pretax
     contributions                   108,438        11,945      1,096       3,135       14,067     23,415
                                   ---------    ----------    -------    --------   ----------  ---------
         Total contributions         145,228        11,909      1,142       3,082       13,408     22,993

TRANSFERS (TO) FROM
   OTHER FUNDS                                      (4,581)     2,253       8,765      (19,987)     6,416
                                   ---------    ----------    -------    --------   ----------  ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                     460,252        26,671      4,463      18,531       51,493    165,967

LOANS:
   Repayments                                        3,335        183         441        3,088      4,610
   Distributions                                    (3,487)      (171)       (389)      (3,002)    (4,544)

DISTRIBUTIONS TO
   PARTICIPANTS                      (96,941)      (26,731)    (1,467)     (2,040)     (12,515)   (18,797)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                      (3,040)         (569)       (49)       (103)        (572)      (901)
                                   ---------    ----------    -------    --------   ----------  ---------

INCREASE (DECREASE) IN
   NET ASSETS                        360,271          (781)     2,959      16,440       38,492    146,335

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR               1,936,343       351,750     14,095      37,138      296,586    403,524
                                   ---------    ----------    -------    --------   ----------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                     $2,296,614   $  350,969    $17,054    $ 53,578   $  335,078  $ 549,859
                                   ---------    ----------    -------    --------   ----------  ---------
                                   ---------    ----------    -------    --------   ----------  ---------


---------------------------------------------------------------------------------------------------------
                                                            SUPPLEMENTAL INFORMATION BY FUND
                                           --------------------------------------------------------------
                                           HONEYWELL   UNITED                        COLUMBIA  VANGUARD
                                             STOCK     INCOME     JANUS   TEMPLETON   SPECIAL    WORLD
                                             FUND       FUND      FUND      FUND       FUND      FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                         $ 19,111  $   6,196  $12,237  $ 1,716   $  4,813  $  12,169

CONTRIBUTIONS:
   Employer contributions                     37,695          1      13                   10         15
   Other                                        (676)        (1)     41        (5)        18         49
   Employee pretax
     contributions                            17,853      2,285   5,949     1,791      4,076      6,387
                                            --------  ---------  ------   -------   --------  ---------
         Total contributions                  54,872      2,285   6,003     1,786      4,104      6,451

TRANSFERS (TO) FROM
   OTHER FUNDS                                (5,339)     3,830  (5,696)   10,709    (14,757)     8,485
                                            --------  ---------  ------   -------   --------  ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                              68,644     12,311  12,544    14,211     (5,840)    27,105

LOANS:
   Repayments                                  2,854        389     805       261        563        879
   Distributions                              (2,567)      (300)   (694)     (194)      (578)      (753)

DISTRIBUTIONS TO
   PARTICIPANTS                              (18,898)      (994) (2,257)     (530)    (1,477)    (2,145)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                                (452)       (29)    (59)      (19)       (39)       (58)
                                            --------  ---------  ------   -------   --------  ---------

INCREASE (DECREASE) IN
   NET ASSETS                                 49,581     11,377  10,339    13,729     (7,371)    25,028

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR                         447,189     23,155  56,060     7,855     48,907     40,892
                                            --------  ---------  ------   -------   --------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                              $496,770  $  34,532  $66,399  $21,584   $ 41,536  $  65,920
                                            --------  ---------  ------   -------   --------  ---------
                                            --------  ---------  ------   -------   --------  ---------


------------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------
                                                                 T. ROWE    T. ROWE
                                                    T. ROWE       PRICE      PRICE
                                     DIVERSIFIED     PRICE      SMALL CAP   EQUITY
                                       GROWTH    INTERNATIONAL    VALUE     INCOME    ISOLATED   PARTICIPANT
                                        FUND         FUND         FUND       FUND       FUNDS       LOANS
NET INVESTMENT INCOME
   IN MASTER TRUSTS                                $  1,637     $ 12,846   $  19,541              $   3,033

CONTRIBUTIONS:
   Employer contributions                                 4           12          40
   Other                                                  5            4         288                    401
   Employee pretax
     contributions                    $     1         4,604        5,136       6,617                     81
                                      -------      --------     --------   ---------              ---------
         Total contributions                1         4,613        5,152       6,945                    482

TRANSFERS (TO) FROM
   OTHER FUNDS                                       (9,130)      16,151      12,146  $(8,972)         (293)
                                      -------      --------     --------   ---------  -------     ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                            1        (2,880)      34,149      38,632   (8,972)        3,222

LOANS:
   Repayments                                           747          605         799                (19,559)
   Distributions                                       (696)        (534)       (654)                18,563

DISTRIBUTIONS TO
   PARTICIPANTS                                      (2,119)      (1,939)     (3,483)                (1,549)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                                        (58)         (54)        (78)
                                      -------      --------     --------   ---------  -------     ---------

INCREASE (DECREASE) IN
   NET ASSETS                               1        (5,006)      32,227      35,216   (8,972)          677

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR                                 61,491       38,162      58,562   15,508        35,469
                                      -------      --------     --------   ---------  -------     ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                        $     1      $ 56,485     $ 70,389   $  93,778  $ 6,536     $  36,146
                                      -------      --------     --------   ---------  -------     ---------
                                      -------      --------     --------   ---------  -------     ---------

See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (AMOUNTS IN THOUSANDS)

----------------------------------------------------------------------------------------------------------
                                                            SUPPLEMENTAL INFORMATION BY FUND
                                                ----------------------------------------------------------
                                                GOVERNMENT   SHORT-TERM    BONDS      STOCKS
                                    COMBINED      INCOME        BOND       PLUS        PLUS      S&P 500
                                      TOTAL        FUND         FUND       FUND        FUND       FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ 296,701    $   16,828    $   605    $  2,899   $   38,705  $  71,854

CONTRIBUTIONS:
   Employer contributions             27,018
   Rollover contributions              8,627           571        184         391          664      1,121
   Employee pretax
     contributions                    81,100         9,240      1,138       2,691       14,546     18,680
                                   ---------    ----------    -------    --------   ----------  ---------
         Total contributions         116,745         9,811      1,322       3,082       15,210     19,801

TRANSFERS (TO) FROM
   OTHER FUNDS                                     (13,511)    (1,484)      4,362      (19,717)    (1,510)
                                   ---------    ----------    -------    --------   ----------  ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                     413,446        13,128        443      10,343       34,198     90,145

LOANS:
   Repayments                                        2,927        185         376        2,813      3,766
   Distributions                                    (4,314)      (192)       (365)      (3,504)    (4,233)

DISTRIBUTIONS TO
   PARTICIPANTS                      (77,249)      (23,021)      (889)     (1,420)     (13,193)   (13,644)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                      (2,003)         (478)       (41)        (70)        (433)      (545)

MERGER FROM RSP                       85,291        26,211        532       1,765       13,883     21,838
                                   ---------    ----------    -------    --------   ----------  ---------

INCREASE (DECREASE) IN
   NET ASSETS                        419,485        14,453         38      10,629       33,764     97,327

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR               1,516,858       337,297     14,057      26,509      262,822    306,197
                                   ---------    ----------    -------    --------   ----------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                     $1,936,343   $  351,750    $14,095    $ 37,138   $  296,586  $ 403,524
                                   ---------    ----------    -------    --------   ----------  ---------
                                   ---------    ----------    -------    --------   ----------  ---------

----------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                            --------------------------------------------------------------
                                            HONEYWELL   UNITED                        COLUMBIA  VANGUARD
                                              STOCK     INCOME     JANUS   TEMPLETON   SPECIAL    WORLD
                                              FUND       FUND      FUND      FUND       FUND      FUND
NET INVESTMENT INCOME
   IN MASTER TRUSTS                          $116,575  $   3,719  $8,043   $   725   $  4,930  $   6,524

CONTRIBUTIONS:
   Employer contributions                      27,018
   Rollover contributions                         960        247     933        50        589        662
   Employee pretax
     contributions                              9,372      1,691   4,573       286      4,288      3,235
                                             --------  ---------  ------   -------   --------  ---------
         Total contributions                   37,350      1,938   5,506       336      4,877      3,897

TRANSFERS (TO) FROM
   OTHER FUNDS                                 (1,037)      (837)  5,536     6,719      1,875     10,613
                                             --------  ---------  ------   -------   --------  ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                              152,888      4,820  19,085     7,780     11,682     21,034

LOANS:
   Repayments                                   1,963        320     631        46        714        558
   Distributions                               (2,535)      (218)   (578)      (44)      (664)      (432)

DISTRIBUTIONS TO
   PARTICIPANTS                               (14,333)      (615) (1,881)     (109)    (1,497)      (760)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                                 (246)       (14)    (32)                 (33)       (19)

MERGER FROM RSP                                 7,171        755   1,738       182      1,486      1,204
                                             --------  ---------  ------   -------   --------  ---------

INCREASE (DECREASE) IN
   NET ASSETS                                 144,908      5,048  18,963     7,855     11,688     21,585

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR                          302,281     18,107  37,097               37,219     19,307
                                             --------  ---------  ------   -------   --------  ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                               $447,189  $  23,155  $56,060  $ 7,855   $ 48,907  $  40,892
                                             --------  ---------  ------   -------   --------  ---------
                                             --------  ---------  ------   -------   --------  ---------

----------------------------------------------------------------------------------------------------------
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                  ------------------------------------------------------------------------
                                                              T. ROWE    T. ROWE
                                                 T. ROWE       PRICE      PRICE
                                    SCUDDER       PRICE      SMALL CAP   EQUITY
                                  ITERNATIONAL INTERNATIONAL    VALUE     INCOME    ISOLATED   PARTICIPANT
                                     FUND         FUND         FUND       FUND       FUNDS       LOANS
NET INVESTMENT INCOME
   IN MASTER TRUSTS                $ 1,136      $  7,208     $  6,414   $   8,534              $   2,002

CONTRIBUTIONS:
   Employer contributions
   Rollover contributions                2           362          405       1,486
   Employee pretax
     contributions                     559         4,128        2,871       3,800                      2
                                   -------      --------     --------   ---------              ---------
         Total contributions           561         4,490        3,276       5,286                      2

TRANSFERS (TO) FROM
   OTHER FUNDS                     (16,411)       11,863        7,070       9,472  $(3,003)
                                   -------      --------     --------   ---------  -------     ---------

TOTAL INVESTMENT
   INCOME, CONTRIBUTIONS,
   AND TRANSFERS                   (14,714)       23,561       16,760      23,292   (3,003)        2,004

LOANS:
   Repayments                           90           707          398         606                (16,100)
   Distributions                       (98)         (695)        (359)       (538)                18,769

DISTRIBUTIONS TO
   PARTICIPANTS                       (315)       (2,583)      (1,244)     (1,695)     (50)

TRUSTEES' AND ADMINI-
   STRATIVE FEES                        (5)          (36)         (20)        (31)

MERGER FROM RSP                                    2,224          947       2,435    1,003         1,917
                                   -------      --------     --------   ---------  -------     ---------

INCREASE (DECREASE) IN
   NET ASSETS                      (15,042)       23,178       16,482      24,069   (2,050)        6,590

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   BEGINNING OF YEAR                15,042        38,313       21,680      34,493   17,558        28,879
                                   -------      --------     --------   ---------  -------     ---------

NET ASSETS AVAILABLE
   FOR BENEFITS AT
   END OF YEAR                     $    -       $ 61,491     $ 38,162   $  58,562  $15,508     $  35,469
                                   -------      --------     --------   ---------  -------     ---------
                                   -------      --------     --------   ---------  -------     ---------

See accompanying notes to financial statements.

HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Honeywell Savings and Stock Ownership Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

     INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market, except unallocated insurance contracts, which are valued at their contract values, as determined by the issuing insurance companies.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

2.   PLAN DESCRIPTION

     AMENDMENTS - Prior to January 1, 1997, the Plan was known as the Investment Plus Plan of Honeywell Inc.

     Effective December 31, 1996, the Retirement Savings Plan, sponsored by Honeywell Inc., was merged into the Investment Plus Plan of Honeywell Inc.

     Effective January 1, 1997, the Investment Plus Plan of Honeywell Inc. was renamed as the Honeywell Savings and Stock Ownership Plan. Effective January 1, 1997, the DMC 401(k) Plan, which was also sponsored by Honeywell Inc., was merged into the Plan.

     GENERAL INFORMATION - The plan is a qualified, tax-deferred savings plan designed to provide qualified retirement benefits to Honeywell Inc. employees.

     The Board of Directors selects the members of the Savings Plan Committee, which is a named fiduciary in the document. The Savings Plan Committee has the authority to take such actions as may be necessary for the administration of the Plan. The Savings Plan Committee appoints the members to the Honeywell Pension and Retirement Administrative Committee and may delegate certain responsibilities to this Committee.

     CONTRIBUTIONS - The following contributions are made to the Plan:

     (a) The Sponsor contributes to the Plan, on behalf of the participants, various percentages of the participants' pay as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension and Retirement Committee. Participants elect their own salary reduction contribution levels, subject to these limits.

     (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or a part of such distribution to their accounts.

     (c) All nonunion employees are eligible to receive stock match contributions. The Sponsor contributes between $.50 and $1.00 in Honeywell stock to the participants' Performance stock match fund account for each $1.00 the participants contribute to their pretax account. Such sponsor contribution is limited to a maximum of 5% of the participants' pay. Additional contributions may be made based on the return on investment (as defined) attained by the Plan Sponsor for the respective year. In addition, the Plan Sponsor reserves the right to make additional discretionary contributions.

     (d) As a plan enhancement, participants are given the option, following the payment of dividends on employer stock allocated to their individual accounts, to elect to contribute as an additional salary reduction contribution an amount equal to dividends paid. The Plan Sponsor has made application for a Private Letter Ruling on this enhancement.

     LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (in increments of $100, an amount that is not less than $1,000 and not more than the lesser of $50,000 and 50% of their pretax and rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 3 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts and invested pursuant to their current investment election for contributions. Also, participants may have only one outstanding loan at a time.

     PARTICIPATION - Each nonunion employee of the Sponsor classified as a regular full-time employee or a regular part-time employee scheduled to perform at least 1,000 hours of service during the plan year becomes a participant on the date of hire by the Sponsor or transfer into the Plan. Regular part-time employees scheduled to perform less than 1,000 hours of service during the plan year become participants on the first day of the first enrollment period after performing 1,000 hours of service. In addition, union employees may participate in the plan subject to relevant collective bargaining agreements.

     VESTING - Participants are 100% vested in their individual accounts attributable to their salary-deferral and rollover contributions and become 100% vested in the portion of their accounts attributable to sponsor contributions to the stock match fund after three years of service, attainment of age 65, or upon death or disability. In the event of plan termination, the individual participants' accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

     FORFEITURES - All nonvested Plan Sponsor contributions are forfeited by participants when they terminate employment. Such forfeitures are used to restore account balances to certain former employees who return to service within five years of separation. Any remaining forfeitures reduce the Sponsor's matching and profit sharing contributions.

     INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. All funds are held by Master Trusts. Individual participants choose the fund or funds in which to invest from the following funds:

          GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

          SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short- and intermediate-term (one - five years) maturities.

          BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (one - ten years) bonds, and domestic stocks.

          STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds, T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

          S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

          HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

          UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The Fund also invests, to a lesser extent, in fixed income securities - both high-quality corporate bonds and U.S. Treasury obligations.

          JANUS FUND - Invests primarily in a combination of large, established corporations and small, rapidly emerging companies.

          TEMPLETON FUND - A global stock fund that invests primarily in common stock of companies of any nation and not concentrated in any particular industry.

          COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalization that is less than the average for the companies included in the Standard & Poor's 500 Stock Index.

          VANGUARD WORLD FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

          DIVERSIFIED GROWTH FUND - Invests primarily in U.S. stocks, and some bonds that are primarily growth oriented but with a small income component and sensitivity to interest rates.

          SCUDDER INTERNATIONAL FUND - Intends to diversify through foreign investments among several countries and not concentrated in any particular industry. This fund option was replaced in 1996 by the Templeton Fund.

          T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stocks of established companies outside the United States with proven performance records.

          T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

          T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

     PLAN STATUS - The Plan formerly known as the Investment Plus Plan of Honeywell Inc. obtained its latest determination letter in February 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the above mentioned determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants shall be 100% vested in their accounts.

3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

     At December 31, 1997 and 1996, the Plan's Isolated Funds primarily consisted of investments in Executive Life Insurance Company (Executive
     Life) guaranteed investment contracts (GICs), which represented less than 1% of total net assets available for benefits for both years. In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship. Distributions had been received from the conservator totaling approximately 80% of the contract balance immediately prior to the conservatorship. As of the report date, June 8, 1998, the Plan has received 91% of the contract balance. Further, the Plan's management currently estimates that the sum of additional distributions from the conservator and recoveries from various state guarantee funds will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

     After the conservatorship was established, the Plan's Sponsor isolated the Executive Life GICs into the Isolated Fund pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

4.   INTEREST IN MASTER TRUSTS

     The Plan's investments are included in Master Trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in Master Trusts with various trust companies. Each participating plan has an undivided interest in the Master Trusts. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trusts was approximately 99%, in both years. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair value of investments held in Master Trusts (in thousands):

                                                                                        1997               1996
        Investments at fair value:
          Custom funds:
            Government Income Fund                                                  $      351,626     $     351,723
            Short-Term Bonds Fund                                                           17,050            14,095
            Bonds Plus Fund                                                                 53,566            37,144
            Stocks Plus Fund                                                               335,838           297,488
            S&P 500 Fund                                                                   550,320           403,903
            Honeywell Stock Fund                                                           486,146           440,043
          Mutual funds, primarily equity securities                                        450,322           335,143
          Participants' loans                                                               36,203            35,634
                                                                                    --------------     -------------
                                                                                    $    2,281,071     $   1,915,173
                                                                                    --------------     -------------
                                                                                    --------------     -------------

        Investment income for the Master Trust is as follows (in thousands):

        Net appreciation in fair value of investments:
          Custom funds:
            Short-Term Bond Fund                                                    $        1,063     $         604
            Bonds Plus Fund                                                                  6,437             2,874
            Stocks Plus Fund                                                                55,009            38,909
            S&P 500 Fund                                                                   136,367            76,126
            Honeywell Stock Fund                                                            18,488           111,749
          Mutual funds, primarily equity securities                                         31,918            21,906
                                                                                    --------------     -------------
                                                                                           249,282           252,168
        Interest and dividends                                                              64,274            57,377
                                                                                    --------------     -------------
                                                                                    $      313,556     $     309,545
                                                                                    --------------     -------------
                                                                                    --------------     -------------

     In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A Master Trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 99% and 90%, respectively. The contract value of the GICs for the Master Trust was approximately $6.6 million and $17.6 million at December 31, 1997 and 1996, respectively.

5.   PARTIES-IN-INTEREST TRANSACTIONS

     There were no prohibited party-in-interest transactions during the periods ended December 31, 1997 and 1996.

6.   INFORMATION PROVIDED BY TRUSTEES

     Plan funds are held in trust by trustees for the sole purpose of making investments and plan payments and paying trust operating expenses. Trustees appointed by the Honeywell Pension and

     Retirement Committee as of December 31, 1997 were T. Rowe Price Trust Company and First Trust National Association.

     The trustees provide the Plan with monthly statements which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

     The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in increases in the amount of net assets reported of $2,134,612 and $8,621,802 as of December 31, 1997 and 1996,
     respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

     The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits at December 31, 1997 and 1996, respectively.

Exhibit Index                                        Page

Exhibit 23.1 -- Independent Auditors' Consent          I

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      HONEYWELL SAVINGS AND STOCK OWNERSHIP PLAN



Dated:  June 25, 1998                 By:         /s/ Jim Porter
                                          -----------------------------------